Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

21 OCTOBER 2020

Westpac 2020 Annual General Meeting Update

Westpac Banking Corporation (“Westpac”) today provides the attached Westpac 2020 Annual General Meeting Update.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

21 October 2020

Contact details

Link Market Services Limited

Locked Bag A6015, Sydney South NSW 1235

Telephone (free call within Australia): +61 1800 804 255

Facsimile: +61 2 9287 0303

ASX Code: WBC

Email: westpac@linkmarketservices.com.au

Website: www.linkmarketservices.com.au

Notification of Westpac’s 2020 Virtual Annual General Meeting (AGM)

Dear Shareholder

The safety of shareholders, our people and the broader community remains paramount for Westpac. Given the COVID-19 pandemic, restrictions on public gatherings and the temporary modifications to the Corporations Act, we are holding our 2020 AGM online as a virtual meeting.

Our AGM is on Friday, 11 December 2020 at 10am (AEDT).

There are a number of ways shareholders can participate, including through our AGM online platform or by dialling into a teleconference. Proceedings can also be watched via a webcast. We are working on our preparations to make it as easy as possible to participate.

Details on how to participate will be in the Notice of Meeting and on our AGM website.

Online Notice of Meeting

This year, the Notice of Meeting and Voting forms can only be accessed online and shareholders will be notified by email when available, expected in early November 2020. If you have not previously notified us of your email, and updated your communication preferences, you will need to monitor the ASX and AGM website for when details become available. There will be no hard copy mailing of the Notice of Meeting or Voting forms. This is a fast and safe way to communicate with shareholders and aligns with the relief provided by the Federal Treasurer.

AGM website

Our AGM website westpac.com.au/AGM will provide the information you need to participate in the meeting. From early November 2020, you can download our Notice of Meeting and access our ‘Virtual AGM Guide’ which explains how the online facility will work. This guide, and the website, will also provide instructions on how to vote and ask a question including how to do so live during the AGM.

Key AGM dates

Full year results announcement	2 November 2020
Notice of Meeting and virtual AGM information available	early November 2020
Opening of direct voting and submission of questions	early November 2020
Last day to submit questions ahead of AGM	by 5pm (AEDT),
3 December 2020
Last day to submit a direct vote ahead of AGM	by 10am (AEDT),
9 December 2020
Annual General Meeting (Virtual)	11 December 2020

While our AGM is not until 11 December 2020, and some further easing of current restrictions on gatherings may occur, it will not be possible to change how the AGM is conducted. This is due to the significant logistics of arranging such an event and because, as we have seen with lockdowns around the world, situations can change rapidly.

I thank you for your support and I and the Board look forward to your participation in our AGM in December.

Yours sincerely,

John McFarlane

Chairman